January 5, 2016

RE: Termination of our Offer for United Mortgage Trust.

Dear Investor,

Unfortunately, we are writing you to inform you that we are terminating our tender offer for United Mortgage Trust ("UMT") and have not accepted, and will not accept, any Shares for payment.

As you may know, there has been a lot of news in the past month regarding UMT's affiliate, United Development Funding IV.  These revelations and announcements have triggered the condition of our Offer set forth under Section 13(c).

The Purchasers have determined that there has been a change in the assets and financial condition of the Corporation, in the Purchasers' reasonable judgment, as a result of the following facts that have been disclosed:

1.
UMT's auditors have quit and no replacement auditor has been announced; thus, as far as the Purchasers know, UMT does not have an auditor, although UMT says it is "in discussions to replace" the auditor;

2.
A significant portion of UMT's assets are related party investments.  One such affiliate, United Development Funding IV, (a) is now the subject of numerous announced shareholder lawsuits, (b) has suffered a dramatic decline in its trading price, (c) announced that its auditor has also declined to stand for reappointment.  Another affiliated entity, United Development Funding III, filed an involuntary bankruptcy petition against one of its largest creditors.  While there is no disclosed connection between this affiliate and UMT, the Purchasers have become concerned that the troubles at UMT's affiliates may have a material impact on UMT's financial condition given the related party interests and inter-company loans.

Sincerely,

MacKenzie Capital Management, LP

P.S. You do not need to take any action if you previously tendered your shares.  Any Assignment Forms received will be voided.